FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     X          Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No     X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

     Enclosure: Press Release dated June 19, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 20 June 2003	By:	/s/ Christian Leu

	Name: Title:	Christian Leu Chief Financial Officer

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Switzerland)

www.leica-geosystems.com

Communication to Investors and Shareholders

Contact: George Aase, Director Investor Relations Phone +41 71 727 3064

Heerbrugg (Switzerland), June 19, 2003

Disclosure of Shareholdings

Leica Geosystems Holdings AG has been informed by K Capital Partners, LLC, 75 Park Plaza, Boston, MA 02116, USA, that the holding of registered shares of Leica Geosystems Holdings AG by its K Capital Offshore Master Fund (U.S. Dollar), LP, has fallen below the 20% threshold.

The overall shares held by the investment funds under the management of K Capital Partners represent 27.19 % of Leica Geosystems Holdings AG’s voting rights.